A draft version of Form 12b-25 was inadvertently filed. This amended version corrects Part IV by modifying the sentence which reads, "For the period ended November 30, 2001 first quarter net loss of $57.7 million." to read "For the period ended November 30, 2000, the Company reported a fiscal year 2001 first quarter net loss of $57.7 million."

Please accept our apology for any inconvenience.

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25/A

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number  1-8368


         (CHECK ONE):
          _                              _
         |_| Form 10-K and Form 10-KSB  |_|Form 11-K
          _                                            _
         |_| Form 20-F |X|Form 10-Q  and Form 10-QSB  |_|Form N-SAR

         For Period Ended: November 30, 2001
                           ------------------
          _
         |_| Transition Report on Form 10-K and Form 10-KSB
          _
         |_| Transition Report on Form 20-F
          _
         |_| Transition Report on Form 11-K
          _
         |_| Transition Report on Form 10-Q and Form 10-QSB
          _
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          ------------------------------------

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ITEMS 1, 2 AND 3 OF PART I OF FORM 10-Q AND PORTIONS OF OTHER ITEMS WHICH ELICIT FINANCIAL INFORMATION OF THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q WHICH ELICIT FINANCIAL INFORMATION.

                                     PART I
                             REGISTRANT INFORMATION


         Full name of registrant SAFETY-KLEEN CORP.
                                -------------------

         Former name if applicable LAIDLAW ENVIRONMENTAL SERVICES, INC.
                                   ------------------------------------

         Address of principal executive office (Street and number) 1301 GERVAIS
                                                                   ------------
STREET, SUITE 300
-----------------
         City, State and Zip Code COLUMBIA, SOUTH CAROLINA 29201
                                  ------------------------------


                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)



         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
    |X| prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (attach extra sheets if needed.)

         The Company was not able to timely file certain information responsive to Items 1, 2 and 3 of Part I of Form 10-Q and portions of other Items which elicit financial information as required to be filed pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder. The required Form 10-Q of the Company was to cover the quarterly period ended November 30, 2001. The Company, with the assistance of Jefferson Wells International and Arthur Andersen LLP, is working to correct material deficiencies in the Company's internal controls. Despite the progress made by the Company in correcting the deficiencies, the Company was not able to prepare its financial statements for the fiscal quarter ended November 30, 2001 within the time limitations imposed by federal securities laws and regulations. At such time as the financial statements for the fiscal quarter ended November 30, 2001 have been prepared, the Company intends to amend its Form 10-Q for the quarter ended November 30, 2001, file the financial statements required by Form 10-Q and provide the information which was omitted in its Form 10-Q filing. The Company anticipates making that filing as soon as practicable.

         The Company hereby confirms that the circumstances relating to the delay in the completion of the omitted portions of the report on Form 10-Q could not have been eliminated by the Company without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Larry W. Singleton         (803)            933-4360
------------------         -------------------------
(Name)                     (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

                                                                    | |Yes |X|No

The Company did not file all of the items required in its Form 10-K for the period ended August 31, 2001.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                    |X|Yes | |No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's amended Form 10-Q for the period ended May 31, 2001, filed on September 28, 2001, included financial results for the periods ended November 30, 2000, February 28, 2001 and

May 31, 2001. For the period ended November 30, 2000, the Company reported a fiscal year 2001 first quarter net loss of $57.7 million. Items which significantly contributed to the first quarter net loss for the period ended November 30, 2000 were "Provision for early facility closures" of approximately $9.5 million, and a charge of approximately $6.7 million for adjusting certain environmental liabilities. The Company does not expect to incur these charges in the first quarter of fiscal 2002.

A reasonable estimate of the results cannot be made at this time because the Company's books have not yet closed for the fiscal year ended August 31, 2001 and the fiscal period ended November 30, 2001.


                                    SAFETY-KLEEN CORP.
                                    ------------------
                       (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   January 15, 2002            By:  /s/ Larry W. Singleton
        ----------------                 ----------------------
                                         Larry W. Singleton
                                         Executive Vice President and Chief
                                         Financial Officer

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.